Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58069-9

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

September 23, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:	Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4
Filed August 15, 2008
Response Letter Submitted September 15, 2008
SEC File No. 333-149574

We write on behalf of the Company in response to Staff’s comment that was conveyed in the telephone discussion between the writer and Ms. Laura Donaldson of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced response letter submitted to the Commission on September 15, 2008. In response to the comment, we are submitting this letter together with a revised draft of our Canadian tax opinion showing changes from the opinion submitted with our September 15, 2008 letter.

In response to Staff’s comment, we have revised our opinion letter to confirm for clarification that our opinion letter is not based on any assumption as to the accuracy of the description of the principal Canadian federal income tax consequences under the Canadian Income Tax Act which are summarized in the Form S-4 under “Material Canadian Income Tax Consequences”. We believe that this addresses the concern raised by Staff that our opinion letter may be construed as being “circular” in that it could be interpreted to rely upon conclusions as to material tax consequences summarized in the Form S-4. This was clearly not the intention in our earlier versions of the opinion letter and we trust that this amendment services to resolve any uncertainty on this issue.

Please advise if you have any questions or comments regarding the proposed revised Canadian tax opinion letter.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Enclosures

cc:	AMG Oil Ltd.
Attention: Mr. Michael Hart, President